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                      METROPOLITAN LIFE INSURANCE COMPANY

                                [200 Park Place

                              New York, NY 10166]

AUTOMATIC ROLLOVER ENDORSEMENT

This Endorsement modifies the terms of the Contract/Certificate (including all endorsements and riders thereto) to which it is attached (hereinafter, the "Contract"). In order to maintain compliance with the requirements of the Internal Revenue Code of 1986, as amended, (the "Code"), the following provision shall apply as of the issue date or the date required under the Code, if later:

AUTOMATIC ROLLOVER

Notwithstanding anything in this Contract/Certificate to the contrary, in the event of a mandatory distribution greater than $1,000 made on or after March 28th, 2005 to the participant, as required under section 401(a)(31)(B) of the Code, if the participant does not elect to have such distribution paid directly to an eligible retirement plan (as defined under the Code) specified by the participant in a direct rollover or to receive the distribution directly, then such distribution will be paid in a direct rollover to an individual retirement plan designated by the plan administrator.

All other terms and conditions of the Contract/Certificate remain unchanged.

Metropolitan Life Insurance Company has caused this Rider to be signed by its [President]

[GRAPHIC]

[President]

M-22472 (7/13)